July 21, 2010

VIA EDGAR AND FASCIMILE

Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:	EMRISE Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 17, 2010
Preliminary Proxy Statement on Schedule 14A
Filed June 18, 2010
Preliminary Revised Proxy Statement on Schedule 14A
Filed July 2, 2010
File No. 001-10346

Dear Mr. Mancuso:

This letter responds to the comments set forth in the Staff’s letter dated July 15, 2010 to Carmine T. Oliva, Chairman of the Board and Chief Executive Officer of EMRISE Corporation (the “Company”), regarding the Company’s filings listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T), page 41

Evaluation of Disclosure Controls and Procedures

1.             Please note that disclosure controls and procedures is defined in Exchange Act Rule 13a-15(e) as opposed to 13a-15(f), as is currently disclosed.  Please revise in any future or amended filing.

Russell Mancuso

July 21, 2010

RESPONSE:

We will revise the disclosure in future or amended filings to note that disclosure controls and procedures is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Management’s Report on Internal Control over Financial Reporting

2.             As a related matter, the narrative definition of internal control over financial reporting as presented in your filing is actually the definition of disclosure controls and procedures from Exchange Act Rule 13a-l5(e).  In any future or amended filing, if you provide a definition of internal control over financial reporting, please provide a definition substantially similar to that in Exchange Act Rule 13a-l5(f).

RESPONSE:

In any future or amended filings in which we provide a definition of internal control over financial reporting, we will provide a definition that is substantially similar to that in Exchange Act Rule 13a-15(f).

3.             Please tell us where you have presented the disclosure describing the temporary rule regarding auditor attestation reports pursuant to Item 308T(a)(4) of Regulation S-K.

RESPONSE:

The disclosure describing the temporary rule regarding auditor attestation reports pursuant to Item 308T(a)(4) of Regulation S-K was inadvertently omitted from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  The following is the statement that should have been included, and will be included, in the Company’s future Annual Reports on Form 10-K:

“This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.”

4.             Under material weakness (3) on page 43, please tell us whether the weakness led to adjustment of the 2009 annual, interim or subsequent period financial statements.  That is, clarify why the disclosure is limited to 2008.

Russell Mancuso

July 21, 2010

RESPONSE:

The reference under material weakness (3) on page 43 should have been for 2009 rather than 2008.  The date was inadvertently not changed from our previously filed 2008 Annual Report on Form 10-K.  The disclosure should have read as follows and will be updated in all future disclosures:

“We did not maintain a sufficient level of information technology personnel to execute general computing controls over our information technology structure, which include the implementation and assessment of information technology policies and procedures.  This control deficiency did not result in an audit adjustment to our 2009 interim or annual consolidated financial statements, but could result in a material misstatement of significant accounts or disclosures, which would not have been prevented or detected.”

Form 10-Q for the fiscal quarter ended March 31, 2010

Condensed Consolidated Statement of Operations, page 2

5.             Please tell us why you have not also presented earnings/loss per share for discontinued operations and net (loss) income.  Refer to FASB ASC 260-10-45-2 and -3.

RESPONSE:

The disclosure of earnings/loss per share for discontinued operations was included in Note 3 within the notes to condensed consolidated financial statements for each of the components of discontinued operations.  Under FASB ASC 260-10-45-3, we should have disclosed the earnings/loss per share for discontinued operations as a total number rather than for each of the components of discontinued operations.  The disclosure of earnings/loss per share for net (loss) income was inadvertently omitted from the Company’s Quarterly Report on Form 10-Q.  It was our intent to disclose the earnings/loss per share for net (loss) income in Note 1, page 7 of the document, but the earnings/loss per share for continuing operations disclosure was instead repeated in this note.  We will disclose earnings/loss per share for continuing operations, discontinued operations and net (loss) income on the face of the statement of operations in all future and amended filings.

Russell Mancuso

July 21, 2010

Note 7, Goodwill, page 15

6.             Please tell us about the nature of the $655,000 added to goodwill in the first quarter of 2010 and describe the basis in GAAP for the underlying accounting.

RESPONSE:

The addition to goodwill of $655,000 in the first quarter of 2010 is the result of allocation of total goodwill for our electronics devices reporting unit to each of the business units within that reporting unit.  As a result of the pending disposal of a portion of that reporting unit (ACC), under FASB ASC 350-20-35-52 and -53, we are required to allocate the goodwill for the electronic devices reporting unit between the business unit to be disposed of and the portion of the reporting unit to be retained based upon their relative fair values.

During the first quarter of 2010, ACC became an asset held for sale and, as such, in accordance with ASC 350-20-35-53, goodwill was reallocated to the business to be disposed of and the portion of the reporting unit remaining based upon their relative fair values.  This resulted in an addition of goodwill to the portion of the reporting unit remaining of $655,000.

Item 4T, Controls and Procedures, page 33

Evaluation of Disclosure Controls and Procedures, page 33

7.             We reference the disclosure that you conducted an assessment of internal control over financial reporting as of March 31, 2010.  As a smaller reporting company, under Item 4T of Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K.  In this regard, management’s assessment of the effectiveness of internal control over financial reporting is provided on an annual basis on Form 10-K, as set forth in Item 308T(a) of Regulation S-K.  Please tell us why management’s assessment of the effectiveness of internal control over financial reporting is provided for the interim period and tell us whether an assessment under Item 308T(a) of Regulation S-K was actually performed as of March 31, 2010.

RESPONSE:

The Company reported material weaknesses identified during management’s annual assessment of the effectiveness of internal control over financial reporting.  As a result, management properly assessed the effectiveness of the Company’s internal controls over financial reporting as of March 31, 2010 to the extent that it could determine whether the previously reported material weaknesses had been remediated and whether there existed any additional material weaknesses that would need to be reported.  We agree that management’s assessment of the effectiveness of internal control over financial reporting is not required for interim periods under 308T(a) of Regulation S-K and, despite the limited work that was performed in this regard, we do not believe that this additional disclosure was necessary.  We will not make such disclosures in any future interim filings.

Russell Mancuso

July 21, 2010

8.             As a related matter, while you disclose that management evaluated internal control over financial reporting as of March 31, 2010, we do not see a statement that management evaluated disclosure controls and procedures as of quarter end.  Under Exchange Act Rule 13a-l5(b) you are required to evaluate disclosure controls and procedures at the end of each quarter.  In that regard, please note that the concepts of internal control over financial reporting and disclosure controls and procedures are not interchangeable.  Accordingly, please confirm to us that management evaluated disclosure controls and procedures as of the end of the quarter.  Please also provide clarifying disclosure in any relevant amended or future Form 10-Q.

RESPONSE:

We confirm that the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Principal Executive Officer and its Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2010.  In any relevant amended or future Quarterly Report on Form 10-Q, we will provide the appropriate clarifying disclosure as it relates to disclosure controls and material weaknesses.

Preliminary Revised Proxy Statement on Schedule 14A

Fairness of the Transaction, page 33

9.             Please describe the method that you used to select Boenning & Scattergood, Inc. as the preparer of the fairness opinion.  See Item 1015(b)(3) of Regulation M-A.

RESPONSE:

We have revised our disclosure in the proxy statement to describe the method used to select Boenning & Scattergood, Inc. (“Boenning”) as the preparer of the fairness opinion.  The following language has been inserted at the end of the section titled “Terms of Engagement: Other Matters” on page 37:

“In 2009, EMRISE selected Boenning after a lengthy and deliberate process to identify, evaluate and interview investment banking firms for the needs of the Company.  The process identified approximately 15 firms, of which 5 were selected for interviews.  Boenning was selected in July 2009 as the Company’s investment banker for a number of reasons, including its long history as an established investment banking firm that seemed to be less impacted by the turmoil in the investment banking industry than other candidate firms, its reputation, the fee structure it proposed, the availability of a broad spectrum of services it could provide to the Company and because of the professionals at the firm who offered a team-oriented, hands on approach.  Based on the Company’s experience with Boenning and the due diligence and financial analysis conducted by Boenning in the course of the investment banking services provided since the beginning of its relationship with EMRISE and in connection with the sale process of ACC, the Company determined that Boenning was in a good position to provide the fairness opinion.”

Russell Mancuso

July 21, 2010

10.           Refer to the first bullet on page 34.  Confirm that your financial advisor reviewed a draft of the purchase agreement, in substantially final form.

RESPONSE:

We confirm that our financial advisor reviewed a draft of the purchase agreement in substantially final form.  We have revised our disclosure in the current first bullet point on page 34 of the proxy statement to state that, in arriving at its opinion, our financial advisor “reviewed a draft of the purchase agreement in substantially final form.”

11.           Please revise to disclose that Boenning & Scattergood, Inc. has consented to the use of the opinion in the proxy statement.

RESPONSE:

We have revised our disclosure in the proxy statement to state that Boenning has consented to the use of its fairness opinion in the proxy statement.  The following language replaces the current second paragraph on page 35 in the section titled “Fairness Opinion of Boenning”:

“Boenning’s opinion does not constitute a recommendation to the Board of Directors or the stockholders of how to vote or to take any action with regard to the Transaction.  Boenning’s opinion should not be construed as creating any fiduciary duties.  The opinion may not be quoted or referred to, in whole or in part, in any document, or used for any other purpose, without Boenning’s written consent.  Boenning has consented to the use of its opinion in this proxy statement.”

12.           Please note that as a document publicly filed with the Commission, you may not limit investors’ reliance upon the fairness opinion.  Revise the fairness opinion as well as your disclosure in the proxy, as appropriate, to eliminate limitations on reliance.

RESPONSE:

In response to the Staff’s comment, we have revised certain aspects of the disclosure in the proxy statement that may be viewed to imply the opinion is solely for the benefit of the Board of Directors.  In that regard, we have modified the first sentence of the second paragraph of “Fairness Opinion of Boenning” on page 33 as follows:

Russell Mancuso

July 21, 2010

“Boenning’s opinion was for the information of the Board of Directors of EMRISE in connection with its evaluation of the proposed sale of ACC.  It addressed only the fairness, from a financial point of view, of the consideration to be received by EMRISE in the Transaction pursuant to the Purchase Agreement and did not address any other aspects or implications of the Transaction.”

Further, we have modified the second paragraph on page 35 as follows:

“Boenning’s opinion does not constitute a recommendation to the Board of Directors or the stockholders of how to vote or to take any action with regard to the Transaction.  Boenning’s opinion should not be construed as creating any fiduciary duties.  The opinion may not be quoted or referred to, in whole or in part, in any document, or used for any other purpose, without Boenning’s written consent.  Boenning has consented to the use of its opinion in this proxy statement.”

We have carefully read the fairness opinion.  We also have reviewed a number of other fairness opinions and related disclosures in recently filed proxy statements for mergers and acquisitions.  We do not believe that Boenning’s opinion limits investors’ reliance upon the fairness opinion nor do we believe that the opinion is inconsistent with other fairness opinions.

Comparable Company Analysis, page 36

13.                                 We note your disclosure in this section and in your section entitled “Comparable Transactions Analysis” on page 37.  We note also your statement on page 35 that neither Boenning & Scattergood, Inc.’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description.  However, please revise to provide meaningful disclosure regarding the procedures followed by Boenning & Scattergood, Inc., including the bases and methods used to reach its findings.

RESPONSE:

As requested, we have provided additional disclosure in the proxy statement regarding the procedures followed by Boenning in conducting its analysis of comparable companies, including the bases and methods used to reach its findings.  The following language replaces the current second paragraph in the section titled “Comparable Company Analysis” on page 36:

“Boenning reviewed, among other things, enterprise values of the selected companies, calculated as fully-diluted equity value based on closing stock prices on June 1, 2010, plus debt, minority interest and preferred stock, less cash and equivalents, as a multiple of latest 12 months, calendar year 2010 estimated and calendar year 2011 estimated revenue.  Boenning then applied a selected range for latest 12 months, calendar year 2010 estimated and calendar year 2011 estimated revenue multiples of 0.80x to 1.30x, 0.85x to 1.16x, and 0.93x to 1.08x, respectively, derived from the selected companies to corresponding data of ACC.  Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of ACC were based on estimates of EMRISE’s management.  This analysis indicated an implied value reference range for ACC of approximately $15.3 million to $24.8 million, as compared to the $20 million Aggregate Consideration.”

Russell Mancuso

July 21, 2010

Further, we have modified the second paragraph in the section titled “Comparable Transactions Analysis” on page 37 as follows:

“Boenning reviewed, among other things, transaction values in the selected transactions, calculated as the purchase prices paid for the target companies, as a multiple of latest 12 months (“LTM”) revenue. Boenning then applied a LTM revenue range of multiples of 0.4x to 1.6x, derived from the selected transactions, to the Company’s revenue for the corresponding period.  Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of ACC were based on publicly available information. This analysis indicated an implied per share equity value reference range for ACC of approximately $7.6 million to $30.5 million, as compared to the $20.0 million Aggregate Consideration.”

Terms of Engagement; Other Matters, page 37

14.                                 We note your statement that Boenning & Scattergood, Inc. has in the past, including over the last two years, provided investment banking, financial advisory and other financial services to EMRISE.  Please expand to clarify the reference to “other financial services.”

RESPONSE:

We have revised our disclosure in the proxy statement to expand and clarify the description of the services provided by Boenning to the Company.  The following language replaces the current second paragraph in the section titled “Terms of Engagement: Other Matters” on page 37:

“Since Boenning was first engaged in July 2009, it has provided and is currently providing investment banking and financial advisory services to EMRISE.  Those services include assistance with financial analysis and due diligence, strategic analysis and counseling, arranging for meetings with potential investors and lenders, attendance at and participation in certain meetings with the current senior lender, and activities related to divestitures, including the sale of RO and ACC and related activities.  Compensation received by Boenning from the Company in the past two years for such services consisted of a monthly retainer of $10,000 that was paid during a seven-month period, from July 2009 to January 2010, for an aggregate payment of $70,000 that was credited towards the $250,000 fee owed by the Company upon the sale of RO, plus reimbursement of actual out-of-pocket expenses of approximately $49,000 related to their services.  Boenning anticipates being paid a fee of $600,000 upon the successful sale of ACC and $250,000 for providing the fairness opinion, in addition to reimbursement of any additional actual out-of-pocket expenses.  Boenning may receive additional compensation from the Company in the future for certain transactions that the Company may enter into, such as further mergers, acquisitions or divestitures or financing transactions.”

Russell Mancuso

July 21, 2010

15.                                 In addition, please revise to disclose any compensation that was received or earned as a result of these relationships during the last two years.  See Item 1015(b)(4) of Regulation M-A.

RESPONSE:

We have revised our disclosure in the proxy statement to disclose any compensation that was received or earned by Boenning as a result of our relationship with Boenning during the last two years, pursuant to Item 1015(b)(4) of Regulation M-A.  The language in response 14 above contains the responsive disclosure changes.

Notes to Unaudited Consolidated Financial Statements, page 54
Note 11 - Subsequent Events, page 67

16.                                 We see you have evaluated subsequent events through the date the financial statements were available for issue (“June xx, 2010”).  Please appropriately complete the footnote.  Refer to FASB Codification Topic ASC 855-10.

RESPONSE:

As requested, we have completed Note 11 to the Unaudited Consolidated Financial Statements, which evaluates subsequent events through the date the financial statements were available for issue.  The completion of the procedures did not result in any required adjustments or disclosures.

Unaudited Pro Forma Consolidated Financial Statements, page 70

17.                                 We refer to the statement contained in the last sentence of the fourth paragraph that “no one makes any representation regarding the information set forth below…”  As it generally is not appropriate to disclaim required disclosure, please revise your filing to delete the referenced disclaimer.

Russell Mancuso

July 21, 2010

RESPONSE:

We have deleted the statement “… no one makes any representation regarding the information set forth below…”, inserted and revised the subject sentence, so that the last sentence of the fourth paragraph on page 70 of the proxy statement will instead state the following:  “Therefore, readers of the proxy statement should review the unaudited pro forma consolidated financial statements set forth below with caution.”

Unaudited Pro Forma Consolidated Statement of Operations, page 71

18.                                 Please present a pro forma statement of operations for each period for which the registrant’s financial statements are included in the filing.  Please refer to Question H6 to the July 2001 Interim Supplement to the Publicly Available Telephone Interpretations.

RESPONSE:

As requested we have added the pro forma statement of operations for the three months ended March 31, 2009 and the twelve months ended December 31, 2008 to the Unaudited Pro Forma Consolidated Financial Statements, and we have updated the accompanying notes thereto to reflect these additions.

19.                                 Please revise to provide historical and pro forma per share data pursuant to Rule 11-02(b)(7) of Regulation S-X.

RESPONSE:

As requested, we have revised the unaudited pro forma consolidated statement of operations to include historical and pro forma per share data.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 75

20.                                 We refer to the description of pro forma adjustments to cash and cash equivalents (Note E).  Please revise Note E to provide a tabular calculation of the net adjustment of $2,986,000 or revise the pro forma balance sheet to present each transaction on a gross basis.

Russell Mancuso

July 21, 2010

RESPONSE:

As requested, we have revised Note E to the Unaudited Pro Forma Consolidated Financial Statements to include a tabular calculation of the net adjustment of cash and cash equivalents.

21.                                 In a related matter, please also provide a tabular disclosure of the adjustments described in Note H or revise the pro forma balance sheet to present each transaction on a gross basis.

RESPONSE:

As requested, we have revised Note H to the Unaudited Pro Forma Consolidated Financial Statements to include a tabular calculation of the net adjustment of the current portion of long-term debt.

Consolidated Statements of Cash Flows, page C-13

22.                                 We see a credit for inventory obsolescence totaling $704,000 in 2008.  Please tell us how your accounting for inventory impairment charges considers the guidance from SAB Topic 5-BB and FASB ASC 330-10-35-14.  Under the cited guidance, inventory impairment charges establish a new cost basis for subsequent accounting purposes and such charges may not be later reversed based on changes in underlying facts and circumstances.

RESPONSE:

We have confirmed compliance with FASB ASC 330-10-35-14 and SAB Topic 5-BB through a thorough analysis of inventory reserves and a rollforward of such reserves during the year.  Reserves, which reduced the cost basis for the underlying inventory, are only removed when an item is sold, scrapped or otherwise disposed of.  In 2008, certain of the Company’s subsidiaries made a concerted effort to scrap, sell or otherwise physically dispose of certain excess and obsolete inventories.  As such, the inventory reserve levels decreased along with the cost of the corresponding carrying cost of such inventory, with no impact to the statement of operations.  The reserve for inventory obsolescence line item in the cash flow statement represents the total change in inventory reserves adjusted for discontinued operations and foreign currency effects.  This presentation is consistent with how we have presented reserves for inventory obsolescence in other periods as well.

23.                                 As a related matter, we refer to the table of inventory on page C-28.  We see that the table shows inventory reserves that exceed two of the three categories presented.  Please tell us how it is consistent with the theory expressed under SAB Topic 5-BB and FASB ASC 330-10-35-14 to characterize inventory impairment charges as establishing “reserves.”

Russell Mancuso

July 21, 2010

That is, explain to us why the amount presented for “reserves” should not be allocated to the cost of the underlying categories of inventory.

RESPONSE:

Approximately 80% of our inventory reserves relate to raw materials inventory.  The majority of our finished goods are manufactured to certain customer specifications and, therefore, are not typically impacted by lower of cost or market adjustments.  We will expand our disclosure in future and amended filings to clarify the nature of the inventory reserves and indicate to which category they relate.

Note 16, Operating Segments, page C-45

24.                                 Please reconcile the amount disclosed as total operating loss for 2008 to the corresponding amount presented in the consolidated statement of operations for that year.

RESPONSE:

In our Annual Report on Form 10-K for the year ended December 31, 2009, the 2008 amounts for operating loss on the statement of operations and the segment footnote (Note 16) correctly reconcile.  In Annex C to the proxy, total operating loss in the consolidated statement of operations does not reconcile with Note 16 (page C-45).  The difference of $293,000 in Note 16 is related to amortization expense associated with a discontinued operation and should have been adjusted in this footnote, but was inadvertently not updated in the operating income for electronic devices, which should have been $4,270,000 rather than $3,977,000.  The total operating loss of $6,516,000 in the consolidated statement of operations is correct.  We believe the discrepancy in the footnote to be immaterial to a reader of the financial statements.

Operating Expenses, page C-65

25.                                 We reference your disclosure that the decrease in selling, general and administrative expenses from 2008 to 2009 arose from “cost reduction activities.”  In future filings please describe restructuring plans that had or are expected to have a material impact on your operating results.  For guidance, please refer to SAB Topic 5-P.

RESPONSE:

The Company will revise the disclosure in future filings to describe restructuring plans that had or are expected to have a material impact on its operating results.

Russell Mancuso

July 21, 2010

In connection with the responses above, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carmine T. Oliva
Carmine T. Oliva
Chairman of the Board and Chief Executive Officer

cc:	Jennifer L. Miller
Ballard Spahr LLP